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                           July 1, 2021

       Malcolm Wilson
       Chief Executive Officer
       GXO Logistics, Inc.
       Five American Lane
       Greenwich, CT 6831

                                                        Re: GXO Logistics, Inc.
                                                            Form 10-12B
                                                            Filed June 9, 2021
                                                            File No. 001-40470

       Dear Mr. Wilson :

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12B filed June 9, 2021

       Exhibit 99.1
       Risk Factors -- Risks Related to Our Common Stock
       GXO's amended and restated certificate of incorporation will contain an exclusive forum provision, page 35

   1. We note your response to comment 1. Please revise to disclose whether your provision applies to actions
arising under the Exchange Act.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Malcolm Wilson
GXO Logistics, Inc.
July 1, 2021
Page 2

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff
Attorney, at (202) 551-3271 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameMalcolm Wilson
                                                           Division of
Corporation Finance
Comapany NameGXO Logistics, Inc.
                                                           Office of Energy &
Transportation
July 1, 2021 Page 2
cc:       Viktor Sapezhnikov
FirstName LastName